SUPPLEMENT NO. 1

                                       TO

                          PROSPECTUS DATED MAY 11, 1998

                           COMMODORE HOLDINGS LIMITED

         The section of the Prospectus entitled "Description of Securities - `Anti-Takeover' Provisions - Stockholder Rights Plan" is amended to include the following information:

         On September 29, 1998, the Company's Board of Directors adopted a Stockholder Rights Plan pursuant to which it entered into a Rights Agreement with American Stock Transfer and Trust Company, as Rights Agent (the "Rights Plan"). In accordance with the Rights Plan, the Company issued a dividend to all stockholders of record as of November 2, 1998 (the "Record Date") of one Right. Each Right entitles the holder to purchase one share of Common Stock for $28.34 (the "Exercise Price"). The Rights are not evidenced by separate certificates but rather by the stock certificates representing the Common Stock. In addition, one Right will attach to each share of Common Stock issued between the Record Date and the earlier of the Distribution Date (as hereafter defined), the date the Company redeems all the Rights or November 2, 2008 (the "Final Expiration Date"). The Rights are transferable only upon transfer or surrender of the certificate evidencing the Common Stock.

         The Rights become exercisable upon the earliest of (the "Distribution Date") (i) the tenth day after the announcement that a person or group of affiliated or associated persons, except as noted in the Rights Plan, acquires beneficial ownership of 15% or more of the Company's voting stock (an "Acquiring Person"), or (ii) the tenth business day (or such later date as may be determined by the Board of Directors and the Continuing Directors, as defined in the Rights Plan, prior to such time as any person or group of affiliated persons becomes an Acquiring Person) after the commencement or announcement to commence a tender or exchange offer the consummation of which would result in the ownership of 30% or more of the Company's voting stock. Once the Rights become exercisable, they will detach from the Common Stock and become freely tradable. Pursuant to the Rights Plan, certain persons are exempt from the definition of "Acquiring Person." The Rights are redeemable by the Company at any time prior to the tenth day after a person becomes an Acquiring Person (or at a later date in certain instances) at a price of $.01 per Right.

         In the event that the Rights are not redeemed, become exercisable, and any person, group of affiliated or associated persons becomes an Acquiring Person, the holder of a Right (other than an Acquiring Person whose Rights will be void) will have the right to receive, upon payment of the Exercise Price, that number of


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         shares of Common Stock having a market value at the time of the transaction equal to two times the Exercise Price. If the Company were to be acquired in a merger or other business combination (in which the Common Stock of the Company is changed into or exchanged for securities or assets of another company), or the Company were to sell more than 50% of the assets or earning power of the Company and its subsidiaries, the holder of a Right will have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring company having a fair market value at the time of the transaction equal to two times the Exercise Price.

         The number of shares of Common Stock issuable upon exercise of the Rights and the Exercise Price are subject to certain adjustments as set forth in the Rights Plan. Until the Rights are exercised, the holders will have no right to vote or to receive dividends.

         The section "Description of Securities - Public Warrants" is amended to include the following information:

         Each two Public Warrants entitle the holder to purchase one share of Common Stock at an exercise price of $5.67 per share. The Public Warrants may be exercised only in pairs. The Public Warrants may be redeemed by the Company at any time, at a redemption price of $.05 per Public Warrant upon 25 days prior written notice, provided the average closing bid price of the Common Stock for 20 consecutive trading days ending not more than 15 days prior to the date of any redemption is in excess of $8.51. The exercise price and redemption threshold for the Public Warrants have been reduced as a result of adjustments for certain events that triggered the anti-dilution provisions in the Public Warrants.

         The Section caption "Risk Factors - Authorization of Preference Shares" is amended to be "Risk Factors - Authorization of Preference Shares; Stockholder Rights Plan." In addition, it is amended to include the following:

         The Company has adopted a Stockholder Rights Plan (the "Rights Plan") pursuant to which each share of Common Stock outstanding as of November 2, 1998 (the "Record Date") or issued between November 2, 1998 and November 2, 2008, will have attached to it one Right to purchase one share of Common Stock for $28.34. The Rights becomes exercisable upon the occurrence of certain events, such as an unsolicited takeover attempt of the Company. The Rights Plan is intended to impede certain transactions that the Company's Board of Directors determines are unfair to the Company's stockholders. Generally speaking, if the Rights become exercisable and a person acquires more than 15% of the Common Stock, each Right will entitle the holder to purchase a number of shares of Common Stock having a market value of two times the exercise price. Such purchases would result in a substantial dilution of an acquirer's interest in the Common Stock and could discourage, delay or prevent a change of control of the Company. See "Description of Securities - 'Anti-Takeover' Provisions - Stockholder Rights Plan".


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